J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Terns Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-252180)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Terns Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]